Exhibit 12

Ratio of Earnings to Fixed Charges

(In millions , except ratios)

	Year Ended
	December	December	December	December	December
	2004	2005	2006	2007	2008
Earnings:
Income from continuing operations before income taxes per consolidated statement of operations	$72.7	$85.8	$116.1	$113.8	$72.3
Add (less):
Minority interest	1.2	0.3	(1.8)	(2.8)	(1.9)
Add:
Interest expense	10.6	10.4	22.1	26.9	26.2
Portion of rent representative of an interest factor	1.2	1.3	2.2	2.8	3.3

Adjusted income before income taxes	$85.7	$97.8	$138.6	$140.7	$99.9

Fixed Charges:
Interest expense	$10.6	$10.4	$22.1	$26.9	$26.2
Portion of rent representative of an interest factor	1.2	1.3	2.2	2.8	3.3
	$11.8	$11.7	$24.3	$29.7	$29.5

Ratio of earnings to fixed charges	7.3	8.4	5.7	4.7	3.4